Exhibit 12.1

Statement re: Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Earnings (1)	$82.3	$562.4	$344.9	$(279.7)	$185.3	$941.5
Fixed charges	$24.8	$91.5	$87.2	$104.1	$107.0	$284.1

Fixed Charges:
Interest expense and amortization of debt discount and debt issuance costs	$14.3	$46.2	$36.7	$58.6	$52.9	$210.0
Interest component of rent expense	$10.5	$45.3	$50.5	$45.5	$54.1	$74.1

Ratio of earnings to Fixed charges	4.3	7.1	5.0	(1.7)	2.7	4.3

(1) Adjusted earnings are defined as earnings before provision for income tax and discontinued operations and excluding undistributed earnings and losses from unconsolidated affiliates and noncontrolling interests, and fixed charges, excluding capitalized interest.